April 2, 2019

B. Sonny Bal, MD
President and Chief Executive Officer
SINTX Technologies, Inc.
1885 West 2100 South
Salt Lake City, Utah 84119

       Re: SINTX Technologies, Inc.
           Registration Statement on Form S-3
           Filed March 25, 2019
           File No. 333-230492

Dear Dr. Bal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    David Marx